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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51771

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JEFFERIES HIGH YIELD TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford	CT	06902-6800
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch — (203) 708-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Robert J. Welch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Jefferies High Yield Trading, LLC as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 28, 2011
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28 day of February 2011

Notary Public

MELISSA ADAMO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01AD6114342
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES AUG. 9, 2012

JEFFERIES HIGH YIELD TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 184,668
Financial instruments owned, at fair value	579,017
Securities borrowed	441,756
Receivables:	
Affiliated broker dealer	7,449
Due from affiliate	10,111
Interest	8,070
Other assets	150
TOTAL ASSETS	$ 1,231,221

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Financial instruments sold, not yet purchased, at fair value	$ 421,890
Payables:	
Due to affiliates	15,552
Interest	8,502
Accrued expenses and other liabilities	490
TOTAL LIABILITIES	446,434
MEMBER'S EQUITY	784,787
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,231,221

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies High Yield Trading, LLC ("JHYT") is a Delaware limited liability company and a wholly owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to perform its high yield secondary market trading activities. JHYT is managed by Jefferies & Company, Inc. ("JefCo"), a broker dealer and a wholly owned subsidiary of Jefferies.

JHYT acquires, actively manages, and trades high yield and distressed debt securities, bank loans, and equity securities. JHYT is registered as a broker dealer under the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority, Inc.

Financial instrument transactions are cleared through JefCo on a fully disclosed basis. JHYT does not clear any financial instrument transactions with or on behalf of any customers. JHYT claims an exemption from Rule 15c3-3 as of December 31, 2010, based on Section (k)(2)(ii).

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). JHYT has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the statement of financial condition in conformity with GAAP. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits and legal reserves. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — JHYT's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, JHYT consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where JHYT has significant influence but not control of an entity that does not qualify as a variable interest entity, JHYT applies the equity method of accounting or fair value accounting.

Subsequent Events — JHYT has evaluated and noted no events or transactions that have occurred after December 31, 2010, that would require recognition or disclosure in the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash equivalents have original maturities of 90 days or less. At December 31, 2010, such cash equivalents amounted to $183.9 million and consist of money market funds.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased (all of which are recorded on a trade date basis) are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. These financial instruments primarily represent JHYT's trading activities and include debt and equity securities, bank loans and escrow receivables. The fair value of a financial instrument is the amount that would be

received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, JHYT maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect JHYT's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. JHYT applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

> Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
>
> Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.
>
> Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and are affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

JHYT uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of the period.

Valuation Process for Financial Instruments. Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, JHYT allows for mid-market pricing and adjust to the point within the bid-ask range that meets JHYT's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of

underlying financial instruments and quotations for similar instruments. The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

See Note 3, Financial Instruments, for a description of valuation techniques applied to the classes of financial instruments at fair value.

Securities Borrowed — Securities borrowed are carried at the amounts of cash collateral advanced in connection with the transactions and accounted for as collateralized financing transactions. In connection with trading activities, JHYT borrows securities to cover short sales. When JHYT borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as Securities borrowed. The initial collateral advanced approximates or is greater than fair value of the securities borrowed. JHYT monitors the fair value of the securities borrowed on a daily basis and may request the return of excess collateral, as appropriate. JefCo is the counterparty to all of JHYT's securities borrowed activities. See Note 8, Related Party Transactions.

Receivable from A ffiliated Broker Dealer — Re ceivable from affi liated broker dealer represents amounts due from JefCo related to trade execution and settlement.

Federal and State Income Taxes — JHYT is a single member LLC owned by JHYH. Under current federal and state income tax laws and regulations, JHYH is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its member.

JHYH is subject to state and local entity level income taxes. JHYT accounts for these income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

JHYT applies the prescribed financial statement recognition threshold and measurement method for the tax position taken or expected to be taken in a tax return. JHYT's policy is to classify penalties and interest associated with uncertain tax positions, if any, as a component of its income tax provision.

Legal Reserves — In the normal course of business, JHYT has been named, from time to time, as a defendant in various legal actions arising in connection with its activities as a broker dealer. JHYT is

also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

JHYT recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, JHYT accrues the most likely amount of such loss, and if such amount is not determinable, then JHYT accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. JHYT believes that, in the aggregate, the pending legal actions or proceedings should not have a material adverse affect on its financial condition.

Accounting and Regulatory Developments

Transfers and Servicing. JHYT adopted accounting changes described in Accounting Standards Codification™ 860, Transfers and Servicing, as of January 1, 2010, which eliminate the concept of a qualifying special purpose entity, require that a transferor consider all arrangements made contemporaneously with, or in contemplation of, a transfer of assets when determining whether derecognition of a financial asset is appropriate, clarify the requirement that a transferred financial asset be legally isolated from the transferor and any of its consolidated affiliates, stipulate that constraints on a transferee's ability to freely pledge or exchange transferred assets causes the transfer to fail sale accounting, define participating interests and provide guidance on derecognizing participating interests. The adoption did not have an effect on JHYT's financial condition.

3. FINANCIAL INSTRUMENTS

The following is a summary of JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2010, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
Assets — Financial instruments owned:				
Corporate debt securities	$ —	$ 383,185	$ 18,004	$ 401,189
Corporate equity securities	89,797	31,046	395	121,238
Loans and other receivables	—	8,195	3,097	11,292
Collateralized loan obligations	—	—	19,054	19,054
Residential mortgage-backed securities	—	—	24,774	24,774
Derivatives	—	109	—	109
Investments at fair value	—	—	1,361	1,361
	$ 89,797	$ 422,535	$ 66,685	$ 579,017
Liabilities — Financial instruments sold, not yet purchased:				
Corporate debt securities	$ —	$ 421,143	$ —	$ 421,143
Corporate equity securities	743	—	—	743
Derivatives	—	4	—	4
	$ 743	$ 421,147	$ —	$ 421,890

JHYT elected to apply the fair value option to loans in connection with its sales and trading activities and certain investments. Loans and investments at fair value are included in Financial instruments owned on the Statement of Financial Condition. The fair value option was elected for loans because they are risk managed by JHYT on a fair value basis.

Pricing information obtained from external data providers may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Debt Securities

High Yield Corporate and Convertible Bonds. A significant portion of JHYT's high yield corporate and convertible bonds are classified within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing service data from external providers, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are classified in Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Corporate Equity Securities

Exchange Traded Equity Securities. Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy

Non-exchange Traded Equity Securities. Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by JHYT. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Loans and Other Receivables

Corporate Loans. Corporate loans categorized within Level 2 of the fair value hierarchy are measured based on market price quotations from external data providers where sufficient observability exists as to

the extent of market transaction data supporting the pricing data. Corporate loans categorized within Level 3 are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Escrow and Trade Claim Receivables. Escrow and trade claim receivables are categorized within Level 3 of the fair value hierarchy with fair value estimated based on reference to market prices and implied yields of debt securities of the same or similar issuers.

Collateralized Loan Obligations

Collateralized loan obligations are measured based on valuations received from third party brokers and classified within Level 3 of the fair value hierarchy due to the unobservable nature of the pricing inputs underlying the broker valuations.

Residential Mortgage-Backed Securities

Residential mortgage-backed securities consist of non-agency residential mortgage-backed securities. Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 3 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Derivatives

OTC Derivative Contracts. Over the counter ("OTC") derivative contracts are generally valued using models, whose inputs reflect assumptions that JHYT believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given the observability of the inputs to the valuation models. Total return swaps executed on other underlyings are measured based on valuations received from third parties.

Investments at fair value

Investments at fair value include primarily investments in hedge funds, fund of funds and private equity funds, which are measured based on the net asset value of the funds provided by the fund managers and categorized within Level 3 of the fair value hierarchy.

Credit Risk. Financial instrument transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date. JHYT seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

Concentration of Credit Risk. JHYT's activities are executed exclusively with JefCo. See Note 8, Related Party Transactions. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. JHYT seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

4. DERIVATIVE FINANCIAL INSTRUMENTS

JHYT's derivative activities are recorded at fair value in Financial instruments owned and Financial instruments sold, not yet purchased in the Statement of Financial Condition on a trade date basis. Acting in a trading capacity, JHYT may enter into derivative transactions to manage exposure to market and credit risks resulting from trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, JHYT may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with JHYT's other trading-related activities. JHYT manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of firmwide risk management policies. In connection with JHYT's derivative activities, it may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide JHYT with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. The fair value of derivative assets and derivative liabilities are presented on a net counterparty basis when a legal right to offset exists under a master netting agreement.

The following table presents the fair value and related number of derivative contracts at December 31, 2010, categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents JHYT's receivable/payable for derivative financial instruments gross of cash collateral received and pledged (dollars in thousands):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Credit contracts	$ 109	1	$ —	—
Foreign exchange contracts	—	—	4	1
Total	$ 109		$ 4	

The following table sets forth the remaining contract maturity of the fair value of OTC derivative assets and liabilities as of December 31, 2010. Derivative fair values are gross of cash collateral received and pledged (in thousands):

	OTC Derivatives	
	0-12 Months	Total
Assets — Total return swaps	$ 109	$ 109
Liabilities — Foreign exchange forwards	$ 4	$ 4

At December 31, 2010, each of the counterparties to JHYT's OTC derivatives assets were not rated.

5. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

JHYT initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE. JHYT reassesses whether it is the primary beneficiary of a VIE on an ongoing basis rather than upon the occurrence of certain events.

JHYT's determination of whether it is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. In determining whether JHYT is the party with the power to direct the VIE's most significant activities, JHYT first identifies the activities of the VIE that most significantly impact its economic performance. JHYT's considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. JHYT then assesses whether it has the power to direct those significant activities. JHYT's considerations in determining whether it has the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where JHYT has determined that the power over a VIE's most significant activities is shared, JHYT assesses whether it is the party with the power over the majority of the significant activities. If JHYT is the party with the power over the majority of the significant activities, JHYT meets the "power" criteria of the primary beneficiary. If JHYT does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, JHYT does not meet the "power" criteria of the primary beneficiary.

JHYT assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of, or a right to receive benefits from, the VIE that could potentially be significant to the VIE. The determination of whether JHYT's variable interests are significant to a VIE

requires significant judgment. In determining the significance of its variable interests, JHYT considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, JHYT's involvement in the VIE and its market-making activities related to the variable interests.

At December 31, 2010, JHYT has not consolidated any VIEs. JHYT has determined that it is not considered the primary beneficiary of any entities with which it holds variable interests nor does it have the power to direct the activities that most significantly impact their economic performance. JHYT has not provided financial or other support to these VIEs during the year ended December 31, 2010 and JHYT has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at December 31, 2010.

JHYT has aggregated certain non-consolidated VIEs based upon principal business activity. The following tables present the total assets of nonconsolidated VIEs in which JHYT holds variable interests, JHYT's maximum exposure to loss from these nonconsolidated VIEs, and the carrying amount of JHYT's interests in these nonconsolidated VIEs at December 31, 2010 (in millions):

	VIE Assets	Maximum Exposure to Loss in Non-consolidated VIEs [2]	Carrying Amount
Collateralized loan obligations	$ 599.6	$ 19.1	$ 19.1
Mortgage and asset-backed vehicles [1]	5,029.3	24.8	24.8
Total	$ 5,628.9	$ 43.9	$ 43.9

[1] VIE assets represent the unpaid principal balance of the assets in these vehicles at December 31, 2010.

[2] JHYT's maximum exposure to loss in non-consolidated VIEs is limited to its investment.

Collateralized Loan Obligations. JHYT has variable interests in Babson Loan Opportunity CLO, Ltd., a third party managed CLO. This VIE has assets consisting primarily of senior secured loans, unsecured loans and high yield bonds. JHYT's variable interests in this VIE consists of debt securities and is accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition.

Mortgage and Asset-Backed Vehicles. JHYT purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, in connection with its trading and market-making activities. JHYT's variable interests in these VIEs consist of mortgage and asset-backed securities and are accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition.

6. CREDIT AGREEMENT

In July 2009, JHYT entered into a master securities loan agreement and into a custodial agreement (collectively, the "tri-party loan") each with an unaffiliated third party, to be used in connection with

JHYT's operating activities. The tri-party loan expired in September 2010. JHYT was required to pledge eligible securities to the custodian with a 70% margin percentage for amounts funded. For the year ended December 31, 2010, JHYT borrowed and subsequently repaid $115.0 million under the tri-party loan.

7. INCOME TAXES

JHYT is subject to state and local entity level income taxes. As of December 31, 2010, JHYT had a deferred tax asset of $3,000, comprised of book to tax differences from JHYT's investments in various partnerships.

The total amount of interest included as a tax liability classified in Payable to affiliates on the Statement of Financial Condition is $63,000. No material penalties were required to be accrued at December 31, 2010. JHYT does not expect the total amount of the unrecognized tax benefits to materially increase or decrease in the next twelve months. At December 31, 2010, the amount of unrecognized tax benefit was $511,000.

JHYT is not currently under examination by any taxing jurisdiction. Tax years 2007 through 2010 remain open to examination by state tax authorities and by the Internal Revenue Service. JHYT does not expect that the results of any examination of these tax years would have a material impact on the Statement of Financial Condition.

8. RELATED PARTY TRANSACTIONS

JefCo entered into a services agreement with JHYT and JHYH to provide personnel, facilities and general and administrative services. Pursuant to the services agreement, JefCo seconded its High Yield Division employees to JHYT. JHYT reimburses JefCo for compensation and benefits and services provided under terms of the services agreement. Jefferies issues restricted stock and restricted stock units ("RSUs") to employees seconded to JHYT under its Incentive Compensation Plan, primarily in connection with year-end compensation. The terms of the awards are such that employees who terminate their employment or are terminated without cause may continue to vest, so long as the awards are not forfeited as a result of the other forfeiture provisions of those awards (e.g. competition). The service inception date precedes the grant date for future restricted stock and RSUs granted as part of year-end compensation, and, as such, the compensation expense associated with these awards is generally expensed by Jefferies over the one-year period prior to the grant date. Awards are generally subject to annual ratable vesting upon a four-year service requirement and are amortized as compensation expense on a straight line bas is over the related four years. Seconded employees also participate in other compensation plans sponsored by Jefferies: 1) an Employee Stock Purchase Plan, which is considered noncompensatory in which all regular full time employees and employees who work part time over 20 hours per week are eligible; 2) a Deferred Compensation Plan in which employees with annual compensation of $200,000 or more are eligible to defer compensation on a pre-tax basis by investing in Jefferies common stock at a discount or by specifying the return in other alternative investments; and 3) a profit sharing plan, covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Pursuant to the service agreement, JHYT pays services fees to JefCo based on 1.50% (annualized) of total assets, less amounts due from affiliates, plus financial instruments sold, not yet purchased.

JHYT has entered into a fully disclosed clearing agreement with JefCo. Receivable from affiliated broker dealer is due from JefCo related to trade execution and settlement and interest on securities borrowed transactions.

JHYT entered into foreign exchange forward contracts with JefCo. At December 31, 2010, included in Financial instruments sold, not yet purchased are $4,000 of foreign exchange forwards.

As of December 31, 2010, Due to affiliates includes amounts due to JefCo primarily related to: compensation reimbursement, service fees, and floor brokerage. Additionally, Due to affiliates includes $1.2 million due to JHYH for federal and state income taxes. JHYT believes amounts arising through related party transactions, including the expenses referred to above, are reasonable and approximate amounts that would have been recorded if JHYT operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

During the year ended December 31, 2010, JHYT entered into a structured transaction with Jefferies International Limited, a wholly owned subsidiary of Jefferies. As a result of this transaction, the following amounts are included in the Statement of Financial Condition: Financial instruments owned-derivatives of $109,000, Due from affiliate of $10.1 million and Due to affiliate of $11.2 million.

9. NET CAPITAL REQUIREMENT

JHYT is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2010, JHYT had net capital of $521.1 million, which was $520.8 million in excess of required net capital.

* * * * * *

Deloitte.

Deloitte & Touche LLP
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February 28, 2011

Jefferies High Yield Trading, LLC
The Metro Center, One Station Place, Three North
Stamford, CT 06902

In planning and performing our audit of the financial statements of Jefferies High Yield Trading, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material *weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP